FOR IMMEDIATE RELEASE: June 2, 2009	PR 09-12

Atna Enters into New Agreement in the Sand Creek Uranium Joint Venture;
Drilling to Resume

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) has entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement dated August 25, 2006, with High Plains Uranium Inc. (“High Plains”), a subsidiary of Uranium One Inc. (TSX:UUU). Under this Supplemental Agreement, High Plains shall assume the role of project manager and may spend up to US$1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. Atna’s equity position may decrease from 70 percent to 49 percent, should High Plains meet this commitment.

Atna will be carried at no expense while High Plains spends the funds to increase its interest.  High Plains may either provide notice of completion of its expenditures or terminate their earn-in right with prior notice. If High Plains terminates its accelerated earn-in right, they will be credited for expenditures made and their equity in the project will increase accordingly. If they do not earn up to a 50 percent position, then Atna will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

High Plains has submitted a work plan and budget for 2009 detailing $320,000 in expenditures. These expenditures cover the cost of property maintenance for the remainder of 2009, permitting activities and a 20,000 foot drilling program with associated analytical testwork.

The Sand Creek uranium joint venture area of interest, located south east of Douglas, Wyoming, was identified by a subsidiary of Atna and its former joint venture partners during a uranium exploration effort in the early 1980’s. The company drilled 88 holes for approximately 69,000 feet in 1981 and 1982, discovering several zones of uranium mineralization. In late 2006, the current partners’ drill program began in the western portion of the Sand Creek JV area.  Fourteen holes totaling 10,395 feet clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant uranium grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in sandstones of the White River Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick. The White River Formation is being mined for uranium using In-situ Recovery methods at the Crowe Butte mine in Nebraska.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna and its exploration and development projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com